Exhibit (b)(3)

March 5th, 2010

Memorandum

Shiseido Company, Limited (the “Borrower”) and Mizuho Bank, Ltd. (handling by Ginza Branch; the “Lender”) have entered into this memorandum (this “Memorandum”) as follows regarding the transaction under the Agreement on Overdraft in Special Current Account (touza kashikoshi) (for Money Market Interest Rate use) (facility amount: 100,000,000,000 yen) dated March 5th, 2009 (the “Loan Agreement”) (the Loan Agreement and this Memorandum are collectively referred to as the “Financing Agreement”).

Article 1                      Definitions

For the purpose of this Memorandum, the following terms have the following meanings unless the context otherwise requires.

(1)	“Borrower’s US Subsidiary” means Shiseido Americas Corporation, which is a wholly-owned subsidiary of the Borrower.

(2)	“Offeror” means Blush Acquisition Corporation incorporated by the Offeror’s Parent Company (defined below) for the purpose of acquisition of shares in the Target (defined below).

(3)	“Offeror’s Parent Company” means Blush Holdings, LLC, incorporated by the Borrower’s US Subsidiary.

(4)	“Commitment Letter” means the Letter of Commitment for Senior Credit Facility that the Lender submitted to the Borrower as of January 13th, 2010.

(5)	“Bully Advocating Public Campaign” means a person who is likely to conduct violent tort seeking wrongful gain and threatens civic life by faking or advocating public campaign or political campaign.

(6)	“Spread” means the rate of interest added to the interest rate calculated based on the market rate when calculating the overdraft interest rate, which in this case is 0.50%.

(7)
“Break Funding Cost” means, in cases where the principal is repaid or set off before the scheduled repayment date of the Loan (defined below), and where the reinvestment rate falls below the applicable interest rate, the amount calculated as the principal amount with respect to which such repayment or set-off was made, multiplied by (i) the difference between the reinvestment rate and the applicable interest rate, and (ii) the actual number of days of the remaining period.  The “remaining period” means the period commencing on the day the repayment or set-off was made and ending on the following repayment date, and the “reinvestment rate” means the interest rate reasonably determined by the Lender as the interest rate to be applied on the assumption that the repaid or off-set principal amount will be reinvested in the Tokyo Interbank Market for the remaining period.  Further, the calculation method for the Break Funding Cost will be on a per diem basis, inclusive of the first and exclusive of the last day, assuming that there are 365 days per year, wherein divisions will be done at the end of the calculation, and fractions less than one yen will be rounded down.

(8)	“Corporate Racketeer” means a corporate racketeer, corporate bully, or similar person who is likely to conduct violent tort seeking wrongful gain in a company and threatens civic life.

(9)	“Target” means Bare Escentuals, Inc., which is listed on NASDAQ in the U.S.

(10)
“Borrowing of the Target” means short-term borrowing, long-term borrowing, corporate bonds, and other equivalent monetary obligations owed by the Target in respect of a third party (excluding borrowing from the Borrower’s US Subsidiary).

(11)	“Obligations” includes:

(i)	borrowing;

(ii)	corporate bonds, notes, and other debt instruments;

(iii)	acceptance of credit;

(iv)	fee to acquire asset or obligation arising from financing with respect to asset acquisition principally for financing purposes;

(v)	lease or obligation arising from financing with respect to acquisition of lease assets principally for financing purposes;

(vi)	currency swap or interest swap, cap, collar, or other derivative transaction;

(vii)	obligations arising from borrowing or other financing transaction that causes economic effect and

(viii)	guarantee, indemnification, or other guarantee of a third party’s monetary loss.

(12)
“Event of Default” means (i) an acceleration event or (ii) any event or circumstance that constitutes an acceleration event due to the passing of time, notification, or determination of material matter under the Financing Agreement or a combination thereof.

(13)
“Special Intelligence Crime Group” means a group or an individual, other than an Organized Crime Group (defined below), Organized Crime Group Member (defined below), Associate Member of an Organized Crime Group (defined below), Organized Crime Group Related Company (defined below), Corporate Racketeer, or Bully Advocating Public Campaign, that exercises its power against the backdrop of its connection to an Organized Crime Group, or has a financial connection with an Organized Crime Group and forms the core of structural illegality.

(14)	“Merger” means the merger between the Offeror and the Target planned by the Related Parties (defined below), under which the Target will be a surviving company.

(15)	“Related Party” or “Related Parties” means, collectively or individually, the Borrower, the Borrower’s US Subsidiary, the Offeror’s Parent Company, the Offeror, and the Target.

(16)
“Tender Offer” means the tender offer that the Offeror conducted in order to acquire all of the shares of the common stock issued by the Target, the tender offer registration statement for which was filed on January 25th, 2010.

(17)	“Organized Crime Group” means a group that is likely to encourage collective or regular violent tort by its members (including members of its affiliated organizations).

(18)	“Organized Crime Group Member” means a member of an Organized Crime Group.

(19)
“Organized Crime Group Related Company” means any company in the management of which an Organized Crime Group Member is substantially involved, any company managed by an Associate Member of an Organized Crime Group (defined below) or former Organized Crime Group Member that proactively cooperates with or contributes to the maintenance or operation of an Organized Crime Group, such as through the provision of funds, or any company that proactively uses an Organized Crime Group and cooperates with the maintenance or operation of an Organized Crime Group through the performance of its business.

(20)
“Associate Member of an Organized Crime Group” means a person other than an Organized Crime Group Member who has a relationship with an Organized Crime Group and is likely to conduct violent tort against the backdrop of an Organized Crime Group’s power, or a person who cooperates with the maintenance or operation of or is involved with an Organized Crime Group, such as by providing funds or weapons, etc. to an Organized Crime Group or an Organized Crime Group Member.

Article 2                      Use of Proceeds

The Borrower shall use the proceeds under the Loan Agreement only for the following purpose.  If the Lender requests the Borrower to provide reasonable materials to confirm the use of funds, the Borrower shall provide such materials.

(1)	Funds to subscribe for capital increase made by the Borrower’s US Subsidiary through the Offeror’s Parent Company and the Offeror, to raise funds for the following transactions:

(i)	funds to acquire shares in the Target (including stock options and other latent shares), and

(ii)	costs and expenses incurred in connection with the amount described in (i) above.

Article 3                 Conditions Precedent

The drawdown of the loan under the Loan Agreement (the “Loan”) is made on the condition that the following conditions have been satisfied as of the execution date of this Memorandum and the date two banking days prior to each preferred drawdown date and remain satisfied on the drawdown date (provided that the loan application provided in Article 3.1 (i) must be sent to the Lender by 10 am on the date two business days prior to the preferred drawdown date).

(1)	The following documents have been submitted to the Lender:

(i)	the loan application separately designated by the Lender;

(ii)	written confirmation separately designated by the Lender; and

(iii)	direction to pay financing fees to the Lender on the first drawdown date or other payment certificate.

(2)	The Offeror is duly established and validly existing under the laws of the jurisdiction of its incorporation.

(3)	The Borrower, the Offeror, and Berkshire Partners LLC, the largest shareholder of the Target, have validly executed the Shareholder Support Agreement.

(4)	The Lender has, in consultation with the Borrower, been reasonably able to confirm that the Offeror will acquire more than 50% of the voting rights of the Target after the Tender Offer is completed.

(5)	The board of directors of the Target has made a resolution approving the Tender Offer.

(6)
The procedures of the Tender Offer have been implemented in accordance with applicable laws in all material respects, and it is reasonably foreseen that the Offeror will acquire shares in the Target pursuant to the Tender Offer and that the Borrower will not waive any material conditions precedent to the Tender Offer.

(7)	The people separately agreed upon by the Lender and the Borrower will become officers of the Target, unless they otherwise resign or are dismissed with reasonable cause.

(8)
The Lender confirms that, upon granting credit facilities, no event has occurred that would have a material adverse effect on the credit status of the Related Parties on or after the date of the Commitment Letter, and that there is no specific or manifest likelihood that such an event could occur.

(9)
No event such as (i) a natural disaster or war, (ii) an interruption or impairment in the electrical, communications, or various other settlement systems, or (iii) any other event arising within the Tokyo Interbank Market that would disable loans in yen has occurred.

(10)	All representations and warranties contained in the Financing Agreement in respect of the Borrower are true and accurate in material respects as of the drawdown date.

(11)	No Event of Default is continuing.

(12)	The Borrower has not breached any material provisions of the Financing Agreement.

Article 4                      Voluntary Prepayment

1.
The Borrower may not make prepayment without prior written consent of the Lender, unless the Borrower makes prepayment to the Lender in accordance with the procedures described in the following paragraphs.

2.
The Borrower wishing to make prepayment on the interest payment date may make prepayment by giving written notice to the Lender no later than five business days prior to the date on which the Borrower wishes to make prepayment (“Preferred Prepayment Date”) stating (i) the drawdown date and principal amount of the Loan with respect to which the Borrower wishes to make prepayment, (ii) the principal amount it wishes to prepay (100 million yen or more, in units of 100 million yen), (iii) that the Borrower will pay all the interest accrued on the principal amount it wishes to prepay up to the Preferred Prepayment Date (including that date) (“Accrued Interest”) on the Preferred Prepayment Date, and (iv) the Preferred Prepayment Date.

3.
The Borrower wishing to make prepayment on a business day other than the interest payment date may make prepayment by giving written notice to the Lender no later than five business days prior to the Preferred Prepayment Date stating (i) the drawdown date and principal amount of the Loan with respect to which the Borrower wishes to make prepayment, (ii) the principal amount it wishes to prepay (100 million yen or more, in units of 100 million yen), (iii) that the Borrower will pay all the Accrued Interest on the principal amount it wishes to prepay up to the Preferred Prepayment Date (including that date) on the Preferred Prepayment Date, and (iv) the Preferred Prepayment Date.  The Borrower may make prepayment subject to payment of the Break Funding Cost set out in Article 4.4 upon the Lender’s consent.  The Lender shall determine whether or not prepayment can be made at least three business days prior to the Preferred Prepayment Date and notify the Borrower thereof.

4.
If the Lender approves the prepayment under Article 4.3 above, the Lender shall notify the Borrower of the amount of the Break Funding Cost at least one business day prior to the Preferred Prepayment Date.  The Borrower shall pay the sum of the principal of the Loan to be prepaid, the Accrued Interest, and the Break Funding Cost on the Preferred Prepayment Date.

5.	The amount prepaid under Article 4 is applied to the obligation designated by the Borrower.

Article 5                      Mandatory Prepayment

If any of the following events occurs, the Borrower shall prepay the principal of the Loan in whole or in part in accordance with each provision below.  The minimum repayment amount is 100 million yen, in units of 100 million yen, and amount less than 100 million yen are excluded from the prepayment under this Article 5.  The Borrower is exempted from prepayment if the Lender gives its separate written consent.  Mandatory prepayment will be made on the date the Borrower receives money or any date separately agreed by the Lender.

(1)	Failure of the Tender Offer: amount equal to the outstanding amount of the Loan;

(2)	Sale or disposition of shares in the Target: amount equal to 100% of the proceeds of the sale or disposition minus costs and expenses;

(3)
Lender’s performance of obligations under the Financing Agreement or financing or maintenance of the Loan becomes illegal under applicable laws: amount equal to 100% of the outstanding amount of the Loan.

Article 6                      Expenses

The Borrower shall bear any reasonable costs that are necessary for the preparation or execution of, and subsequent revision or amendment of the Financing Agreement (including attorney’s fees).

Article 7                      Financing Arrangement Fee

The Borrower shall pay the Lender the amount separately agreed to by the Borrower and the Lender  as a financing arrangement fee relating to the Loan Agreement in a manner separately agreed to by the Borrower and the Lender on the first drawdown date under the Loan Agreement.

Article 8                      Representations and Warranties

The Borrower represents and warrants to the Lender the matters described below throughout the term of the agreement.  If any of the following matters are not true, the Borrower shall compensate the Lender for any damage and fees incurred by the Lender as a result thereof.

(1)
Each Related Party is duly established and validly existing under the laws of the jurisdiction of its incorporation, and holds the assets necessary to perform its business and has the ability to perform the business that it is currently engaged in.

(2)
The Borrower has the authority to execute the Financing Agreement to which the Borrower is a party and to perform the transaction contemplated thereunder, and has completed all actions required for the delegation of powers.

(3)
All internal, governmental, or other procedures for the delegation of powers required with respect to execution, performance, effectiveness, and enforceability of the Financing Agreement and the transaction contemplated under the Financing Agreement (excluding filing with the U.S. Securities and Exchange Commission, filing of documents related to merger with the Secretary of State of Delaware, notification to NASDAQ regarding procedures to delist the Target shares from NASDAQ, and filing of Form BE-13 with the U.S. Department of Commerce) have been acquired or have come into effect and remain in full force.

(4)
The Financing Agreement to which the Borrower is a party is valid, legally binding, and enforceable if the other party duly and validly executes the Financing Agreement, except where the Financing Agreement is subject to any law or ordinance that generally restricts the rights of the creditors.

(5)
Execution and performance of the Financing Agreement and the transaction contemplated under the Financing Agreement by the Borrower does not breach any (i) laws or ordinances applicable to the Borrower, (ii) constitutional documents (including articles of incorporation), or (iii) documents that bind the Borrower or the Borrower’s assets.

(6)
No Event of Default is continuing with respect to the Borrower under an agreement to which the Borrower is a party, and an Event of Default will not arise due to execution of the Financing Agreement or performance of transaction contemplated under the Financing Agreement.  Further, with respect to any agreement that binds the Borrower or the Borrower’s assets, no event constituting the Borrower’s default under that agreement is continuing to the extent or in a manner that materially and adversely affects or is likely to materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement.

(7)
The Borrower’s audited financial documents for the fiscal year 2008 that have been submitted to the Lender are prepared in accordance with generally accepted accounting principles and fairly indicate the consolidated financial results for that fiscal year of the Borrower.  With respect to the business or financial condition of the Borrower, no material change that may materially affect the Borrower’s performance of its obligations under the Financing Agreement has arisen since the accounting period relating to the abovementioned financial documents.

(8)	Information regarding the Related Parties that the Borrower has disclosed to the Lender is true and accurate in material respects, to the knowledge of the Borrower.

(9)
There is no pending appeal rights, litigation, arbitration, or administrative procedure (other than abusive or minor procedures) that materially and adversely affects or may materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement if the Borrower is the non-prevailing party.

(10)
The Borrower’s payment obligation under the Financing Agreement has at least the same priority as other unsecured payment obligations now or in the future, unless generally applicable laws or ordinances treat it with priority.

(11)	None of the Related Parties is:

(i)	an Organized Crime Group;

(ii)	an Organized Crime Group Member;

(iii)	an Associate Member of an Organized Crime Group;

(iv)	an Organized Crime Group Related Company;

(v)	a Corporate Racketeer, Bully Advocating Public Campaign, or Special Intelligence Crime Group; or

(vi)	any person that is equivalent to those described above.

Article 9                      Covenants of Borrower

The Borrower commits to performing or complying with the matters described below from the execution date of this Memorandum and until the Borrower repays the Lender all the obligations under the Financing Agreement.

(1)
The Borrower shall not borrow, without prior written consent of the Lender, if underwriting of the Obligations may materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement, and shall not cause any Related Party to borrow, without prior written consent of the Lender, if underwriting of the Obligations (except for underwriting of Obligations by the Borrower’s US Subsidiary in order to repay the Borrowing of the Target) may materially and adversely affect the credit status of that Related Party.

(2)
If there is any amount of the Loan outstanding, the Borrower shall not, without prior written consent of the Lender, offer or cause any Related Party to offer security for any obligation of the Related Parties or a third party (including borrowing, corporate bonds issued or to be issued by the Borrower (including corporate bonds with stock acquisition rights) and guarantee, indemnification, or other obligation of the Related Parties) except where:

(i)
the Borrower creates a security interest for borrowings from the Japan Bank for International Cooperation, the Development Bank of Japan, the Government Pension Investment Fund, or the Employment and Human Resources Development Organization, or for deposits received from employees, or otherwise in accordance with laws or ordinances;

(ii)	the Borrower offers acquired assets as security, regarding borrowings made for the purpose of acquiring assets;

(iii)	the Borrower newly acquires assets on which security interests have already been established;

(iv)	the Related Party offers security upon financing by asset securitization (securitization); or

(v)
the Borrower establishes security interests on the corporate bonds already issued at the time of execution of the Financing Agreement or to be issued in Japan under special condition of provisions to create security interests

(3)	The Borrower shall maintain 100% of the voting rights of the Borrower’s US Subsidiary.

(4)	The voting rights of Offeror’s Parent Company held by the Borrower’s US subsidiary are maintained at 100%, held either directly or indirectly.

(5)
The voting rights of the Offeror held by the Offeror’s Parent Company will not fall below 100% before the Merger and the voting rights of the surviving company held by the Offeror’s Parent Company will not fall below 90% after the Merger.

(6)	After the closing of the Tender Offer but before the Merger, the voting rights of the Target held by the Offeror will be more than 50%.

(7)	The Borrower shall cause the Target to have people separately agreed by the Lender and the Borrower remain officers of the Target unless they otherwise resign or are dismissed with reasonable cause.

(8)
The Borrower shall not perform or cause a third party to perform any of the acts described below, or cause the Related Party to perform or cause a third party to perform any of the acts described below:

(i)	violent demand;

(ii)	undue demand in excess of legal responsibility;

(iii)	threatening language or action using violence with respect to a transaction;

(iv)	damaging the Lender’s credibility or obstructing the Lender’s business by circulating rumors, or using fraudulent means or authority; or

(v)	any other action that is equivalent to those described above.

(9)	The Borrower shall not fall under or cause the Related Parties to fall under any person described in Article 8(11).

(10)
The Borrower shall submit the following documents to the Lender by the applicable deadline set out below.  The Borrower is not required to submit any document that has already been submitted to the Lender.

(i)
Audited consolidated financial documents for the relevant accounting period as soon as possible (no later than 120 days from the end of each accounting period, or, if such date is not a business day, the immediately preceding business day);

(ii)
Audited consolidated interim financial documents for the relevant accounting period as soon as possible (no later than 120 days from the end of each interim accounting period, or, if such date is not a business day, the immediately preceding business day);

(iii)	Any document regarding rights and obligations of shareholders that the Borrower has delivered to its shareholders at the same time as delivery to shareholders;

(iv)
Litigation, arbitration, or administrative procedure that is or may be pending in respect of the Related Party and may materially and adversely affect the credit status of that Related Party if they are the non-prevailing party promptly after becoming aware of the fact; and

(v)	Other information regarding financial conditions or business of the Related Parties that the Lender reasonably requests: promptly.

(11)	If the Borrower becomes aware of any of the following, the Borrower shall promptly notify the Lender thereof:

(i)	Event of Default with respect to the Borrower under an agreement to which the Borrower is a party;

(ii)
event that materially and adversely affects the management, business, or assets of the Related Party or material change relating thereto (including any event that materially and adversely affects the management, business, or assets of a consolidated subsidiary or affiliate of the Borrower or material change relating thereto in connection with the event described above);

(iii)	any of the Borrower’s representations or warranties under the Financing Agreement are found to be false or uncertain; or

(iv)	revision to the rating of the Borrower’s long-term debt by a rating agency (obtainment of rating, revocation, suspension, or withholding of rating, or any similar event).

(12)
The Borrower shall comply with all the applicable laws and ordinances in every respect, the breach of which may harm its ability to perform its obligations under the Financing Agreement in a material respect.

(13)
The Borrower shall not substantially change the general nature of the main business that the Borrower engages in as of the execution date of this Memorandum.  The main business includes the manufacture and sale of cosmetics and toiletries.

(14)
The Borrower shall not, without prior written consent of the Lender, (A) (i) transfer or dispose of all or a material part of the business or assets (excluding asset disposition in the ordinary course of business) or (ii) acquire all or a material part of the main business or assets of a third party that may materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement, or (B) cause a Related Party to (a) transfer or dispose of all or a material part of the business or assets (excluding asset disposition in the normal course of business) or (b) acquire all or a material part of the major business or assets of a third party that may materially and adversely affect the Related Party’s credit status.

(15)
The Borrower shall not, without prior written consent of the Lender, (i) carry out reorganization (including but not limited to merger, company split, share exchange, or share transfer) that may materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement, or (ii) cause a Related Party to carry out reorganization (including but not limited to merger, company split, share exchange, share transfer, or other equivalent act under foreign law or ordinance; this excludes the Merger) that may materially and adversely affect the Related Party’s credit status.

(16)
The Borrower shall not, without prior written consent of the Lender, cancel shareholders’ equity or liabilities, repurchase, cancel borrowing, reimburse, or pay dividends, or pay interest on shareholders’ liabilities, if that may materially and adversely affect the Borrower’s performance of its obligations under the Financing Agreement.

(17)
The Borrower shall not, without prior written consent of the Lender, change the auditor to one that does not have a global base and reputation, or change its accounting policy without the auditor’s advice.  The Borrower shall adopt only accounting principles that are generally accepted in its country of incorporation.

(18)
The Borrower shall treat its payment obligations under the Financing Agreement as having at least the same priority as other current or future unsecured payment obligations, unless generally applicable laws or ordinances treat it with priority.

Article 10                      Financial Covenants

The Borrower commits to performing or complying with the matters described below from the execution date of this Memorandum and until the Borrower repays the Lender all the obligations under the Financing Agreement.

(1)
The amount of the net assets of the Borrower reported in the consolidated financial statements as at the end of each accounting period does not fall below 75% of the net assets as at the end of the previous accounting period.

(2)	The Borrower obtains rating of unsecured long-term debt from a rating agency upon request by the Borrower, and maintains a qualified rating regarding the unsecured long-term debt (Baa3 or higher).

Article 11                      Handling of Memorandum

1.	This Memorandum forms part of the Loan Agreement, and the Borrower and the Lender shall treat the Loan Agreement and this Memorandum as one instrument.

2.	If there is any discrepancy or conflict between the provisions of the Loan Agreement and the provisions of this Memorandum, the provisions of this Memorandum will prevail.

3.
The Borrower and the Lender acknowledge that none of the provisions of this Memorandum prevents the Lender from exercising its rights under the agreement on bank transactions dated June 16th, 1972 executed between the Borrower and the Lender.

Article 12                      Acceleration

1.
If any of the following occurs to any Related Party, that Related Party’s obligations in respect of the aggregate outstanding balance, accrued interest, and other payment obligations under the Financing Agreement will immediately be accelerated, without notice.

(1)
Any Related Party suspends payment, becomes insolvent or unable to pay debts, or a petition is filed by or against any Related Party for commencement of specified arbitration, bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, special liquidation proceedings, or other equivalent legal liquidation proceedings.

(2)
Any Related Party passes a resolution for dissolution or receives an order for dissolution; except for dissolution for the purpose of or due to merger or reorganization under which the surviving company assumes all the obligations of the Related Party.

(3)	Any Related Party discontinues its business.

(4)	Any Related Party is subject to suspension of transactions with a clearing house.

(5)
Order for or notification of provisional attachment, preservative attachment, or attachment in relation to the deposit receivables and other receivables held by any Related Party is served in respect of the Lender, or a court order for execution of preservative attachment or attachment is made.

(6)	Any event equivalent to those described above occurs with respect to any Related Party in any jurisdiction (including the U.S.).

2.
If any of the following occurs to any Related Party, the Loan Agreement will terminate upon notice from the Lender, and that Related Party’s obligations in respect of the aggregate outstanding balance, accrued interest, and other payment obligations under the Financing Agreement will immediately be accelerated, and the Related Party shall immediately repay all obligations under the Financing Agreement, including the aggregate outstanding balance and accrued interest.

(1)	The Borrower is late performing all or part of its obligations in respect of the Lender under the Financing Agreement.

(2)	Any representation or warranty made by the Borrower under the Related Agreements is discovered to be false in all material respects (except for Article 8(11) of this Memorandum).

(3)
Except in the events described in (1) and (2) above, the Borrower breaches its obligations under the Related Agreements (except for Articles 9.1(8) and 9.1(9) of this Memorandum) and fails to remedy such breach within ten days.

(4)
It is deemed inappropriate to continue the transaction under the Related Agreements due to false representation or warranty under Article 8(11) of this Memorandum or breach of Articles 9.1(8) or 9.1(9) of this Memorandum.

(5)	A corporate bond issued by any Related Party is accelerated.

(6)	The Borrower’s Obligations (the total amount of which exceeds 100 million yen) are accelerated due to default, whatever the reason for default.

(7)	Any Related Party’s Obligations (the total amount of which exceeds 1 million US dollar) are accelerated due to default, whatever the reason for default.

(8)	Business or financial conditions of the Borrower deteriorate or may deteriorate, and it becomes reasonably necessary to preserve its receivables for the sake of the Lender.

(9)	Any Related Party has suspended its business or determined to suspend its business, or received disposition to suspend its business from the competent government authority.

(10)	Any event equivalent to those described above occurs with respect to any Related Party in any jurisdiction (including the U.S.).

(11)
Except for the events described above, there is a good reason why the business or financial conditions of the Borrower have deteriorated and the continuation of business of the Borrower is deemed to have been materially and adversely affected, and it is deemed necessary to accelerate all the obligations to preserve receivables under the Financing Agreement.

Article 13                      Miscellaneous

1.
If any revision or amendment to this Memorandum is required, the Borrower shall consult with the Lender in good faith, and this Memorandum may be revised or amended only upon written agreement between the Borrower and the Lender.

2.
Neither the Borrower nor the Lender may transfer its status, rights, or obligations (including loan receivables) under the Financing Agreement to a third party without prior written consent of the other party.

3.	The parties hereto have caused one original of this Memorandum to be prepared, and the Lender retains the original and the Borrower retains a copy thereof.

4.	The Financing Agreement is governed by and construed in accordance with the laws of Japan.

The Tokyo District Court has exclusive jurisdiction as the court of first instance regarding any dispute that may arise in connection with the Financing Agreement.

Borrower:	Shiseido Company, Limited
7-5-5 Ginza, Chuo-ku, Tokyo
/S/ Shinzo Maeda
President & Chief Executive Officer

Lender:	Mizuho Bank, Ltd.
1-12-1 Yurakucho, Chiyoda-ku, Tokyo
/S/ Hirohisa Kashiwazaki
Executive Officer & General Manager
Ginza Branch

(The foregoing is an English language translation of the original Japanese language text for reference purposes only.  This Agreement shall be executed in Japanese text.)